FERREX
INTERNATIONAL, INC.



                                                     20 November 1997



Mr. Richard K. Hagen
American Quantum Cycles
731 Washburn Road
Melbourne, Florida 32934

                                                     Re:  Export Distribution

Dear Rich:

Jim and I are both pleased that you and Robert visited with us last week. I think we had an excellent session. This letter summarizes our discussions and when counter-signed by you will become the contract between our companies which defines our role as your Export Manager.

1. Effective on the date you countersign below, Ferrex International, Inc. (hereinafter referred to as "FERREX") will handle all aspects of your export distribution in the territory and manner described below.

2.       FERREX will promote your products in the following countries

                                            Saudi Arabia
                                            Ecuador
                                            South Africa
                                            Singapore
                                            Japan
                                            Ireland
                                            Germany

on an exclusive basis for anon-cancelable period of one year.

3. If during this initial period FERREX establishes a dealer in any country then, Europe excepted, AMERICAN QUANTUM CYCLE (hereinafter referred to as "AQC") will extend FERREX's exclusive territory to the country and the region of the new dealer. For example, if a dealer is established in Ecuador or Mexico or any other country in Latin America, FERREX shall be granted the exclusive for all of Latin America,1 if Saudi Arabia or Kuwait or any other country in the Middle East, then FERREX shall be granted the exclusive for all of the Middle East, and so on. To be granted the exclusive for Europe, FERREx must establish either a dealer in Germany or one dealer in each of any two other countries in Europe. Whenever FERREX's exclusive territory is extended by this mechanism, the term of this agreement shall automatically be extended for an additional three year period for the country and region of the new dealer(s). When FERREX has been granted exclusive rights to all five regions of the world (Europe, Pacific Rim, Middle East, Latin America and Africa) by this mechanism, AQC shall then grant to FERREX as its exclusive territory all of the world except for the United States and Canada for a period of three years.

4. FERREX will handle the Export Distribution of all AQC products, including parts, components, completed cycles and/or kits.

5. Notwithstanding the exclusive countries granted to FERREX per paragraph two
(2) above, FERREX shall have the right to promote and sell AQC products in any other country (excluding the United States and Canada). Any and all inquiries received by AQC shall be referred to FERREX for handling. All leads/inquiries shall be reviewed on a quarterly basis; if no sale has been made to the inquirer but FERREX demonstrates that it has worked on the inquiry and it is still active, AQC will continue to work with FERREX on said lead on an exclusive basis for additional three month periods.

6. At its own expense, FERREX shall use its best efforts to develop the market for the territory described above. FERREX reserves the right to establish price policy and choose the methods and programs necessary to develop satisfactory sales in the territory.

7. FERREX agrees not to handle any competitive products during the life of this agreement.

8. FERREX shall purchase all products from AQC at net prices and terms to be determined by AQC, and FERREX shall take delivery of all products FOB Factory, MElbourne, Florida. FERREX shall then resell siad products to customers overseas at prices and terms established solely by FERREX.

9. AQC shall maintain insurance and have coverage for Product, Bodily Injury and Property Damage Liability. Such insurance shall include FERREX as a named insured. Said insurance shall have at least the following limits:

             Product...................   $1,000,000 per occurrence
             Bodily Injury.............   $1,000,000 per occurrence
             Property..................   $1,000,000 per occurrence

--------
1 All of the Western Hemisphere except Canada and The United States.

AQC shall furnish a certificate from its insurance carrier showing that it has complied with the foregoing, and providing that said policies will not be changed or canceled during their term without at least ten (10) days notice being given by registered mail to FERREX.

10. FERREX shall receive form AQC literature and sales aids, ordinarily offered by AQC for the promotion of its products, in reasonable quantities and free of charge.

11. Any disputes arising from, through or in any way related to this agreement, shall be submitted to arbitration by the American Arbitration Association, 140 West 51st STreet New York, NY, and such arbitration shall be the exclusive forum for the resolution of any dispute or disagreement.

I trust that this letter concisely summarizes our discussion. Please review same, and if in agreement countersign below and return a copy to us and retain a copy for your files.


                                                     Very truly yours, FERREX
                                                     INTERNATIONAL, INC.



                                                     William J. Ferretti
                                                     President


So Agreed:




---------------------------
Name:  R K Hagen
Title:     C.E.O.

Date:  November 21, 1997


CC:  Tom Shoulla